UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 001-33621

Alexco Resource Corp.
(Translation of registrant’s name into English)

Suite 1150 - 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Exhibit

99.1	Notice and Access Notification to Shareholders
99.2	Notice of Meeting and Information Circular
99.3	Form of Proxy
99.4	Financial Statements Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alexco Resource Corp.
(Registrant)

Date: May 3, 2016	By:	/s/ Mike Clark
	Name:	Mike Clark
	Title:	Chief Financial Officer

SEC1815(04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.